February 16, 2006

Amanda M. Darby, Esq.
General Counsel and Secretary
Rentech, Inc.
1331 Seventeenth Street, Suite 720
Denver, Colorado 80202

	Re:	Rentech, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 3, 2006
File No. 0-19260

Dear Ms. Darby:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 2. Please tell us supplementally the value of RCN`s land, machinery and equipment as set forth in the September 2004 appraisal. Please tell us how you used the information in this appraisal and the consideration you gave to it in negotiating and approving the stock purchase agreement. Tell us why you believe the appraisal is not material to investors.

Election of Directors, page 16

2. In your disclosure regarding Mr. Ramsbottom, please explain what
"M2 Automotive completed and assignment for the benefit of its creditors" means. What did M2 Automotive assign?
Certain Relationships and Related Party Transactions, page 34

3. Briefly describe the factors underlying the success fee you paid to
East Cliff.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct questions to Brigitte Lippmann at (202) 942-
0755.
You may also call the undersigned Branch Chief at (202) 942-2864, who supervised the review of your filing.

Sincerely,



Jennifer Hardy
Branch Chief


cc:	David A. Zaheer, Esq.
 	Latham & Watkins LLP
      633 West Fifth Street, Suite 4000
      Los Angeles, California 90071-2007
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Amanda M. Darby, Esq.
Rentech, Inc.
February 16, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE